MasterCard
Worldwide

"We're not just part of the payments revolution. We are >leading the way."

MasterCard Annual Report **2007**





>Visionary

"From *Tap & Go*® cards to mobile phones to the Internet, we're finding new ways to make payments faster, easier and more secure."

Art Kranzley
Global Emerging Payments

Front cover: Diane Miquelon, Customer Account Management, Canada



>Advisor

"We're turning a wealth of information into valuable insights customers and merchants can use."

Michael McNamara (left) and Kamalesh Rao
MasterCard Advisors



>Partner

"We've built a unified global network that offers our customers tailored programs to capture emerging opportunities — no matter where they do business."

Sara Fiebiger
Global Technology and Operations



>Advocate

"As [illegible]
we have [illegible]
enhance and su[illegible]
communities where w[illegible]
and live. Our employees are
at the heart of that effort."

Shawn Miles
Global Public Policy





>Ambassador

"We're working with customers and merchants to leverage the strength of our world-renowned brands."

Beatrice Cornacchia
Worldwide Marketing, Europe

>Trailblazer

"We're adding MasterCard acceptance locations every day. Our goal is to bring the benefits of electronic payments to every part of the world."

Raghu Malhotra
Business Development and Marketing,
South Asia, Middle East and Africa







>Catalyst

"We're turning transactions into connections, connections into relationships, and relationships into powerful engines of growth. It's happening everywhere, and MasterCard is at the center of it all."

Malvina Longoria
Law and Franchise Integrity,
Latin America and Caribbean



Operating as visionaries, advisors, partners, advocates, ambassadors, trailblazers and catalysts — each of our employees plays a critical role in meeting the unique and growing needs of customers, merchant partners and cardholders in markets throughout the world.

Whether purchases are made online, in person or via mobile phones, it's clear that consumers and businesses are increasingly embracing the ease, speed and security of electronic payments. As the payments revolution continues, we are committed to offering solutions that drive greater choice and convenience for all of our constituents.

Our efforts are advancing commerce globally, leaving no doubt that MasterCard Worldwide is leading the way.

MasterCard Worldwide. *The Heart of Commerce.*™

> Summary Consolidated Financial and Other Data*

All figures throughout report in U.S. dollars

Years Ended December 31 (in millions except per-share and operating data)	2007	2006	2005
Statement of Operations Data			
Revenue	**$ 4,068**	$ 3,326	$ 2,938
General and Administrative	**1,758**	1,505	1,352
Advertising and Marketing	**1,080**	1,052	1,008
Litigation Settlements	**3**	25	75
Charitable Contributions to The MasterCard Foundation	**20**	415	—
Depreciation and Amortization	**98**	100	110
Total Operating Expenses	**2,959**	3,097	2,545
Operating Income	**1,108**	229	393
Total Other Income (expense)	**563**	65	14
Income before Income Tax Expense	**1,671**	294	407
Net Income	**$ 1,086**	$ 50	$ 267
Net Income per Share (basic)[1]	**$ 8.05**	$ 0.37	$ 1.98
Weighted Average Shares Outstanding (basic)[1]	**135**	135	135
Net Income per Share (diluted)[1]	**$ 8.00**	$ 0.37	$ 1.98
Weighted Average Shares Outstanding (diluted)[1]	**136**	136	135
Balance Sheet Data (at period end)			
Cash and Cash Equivalents	**$ 1,659**	$ 1,185	$ 545
Investment Securities — Current	**1,311**	1,299	737
Total Assets	**6,260**	5,082	3,701
Long-Term Debt	**150**	230	230
Obligations under U.S. Merchant Lawsuit and Other Litigation Settlements (long-term)	**297**	360	416
Total Stockholders' Equity	**3,027**	2,364	1,169
Operating Data			
Gross Dollar Volume (in billions)[2]	**$ 2,276**	$ 1,922	$ 1,655
Processed Transactions (in millions)[3]	**18,748**	16,137	13,733

(1) In connection with our ownership and governance transactions in 2006, we reclassified all of our approximately 100 outstanding shares of existing Class A redeemable common stock so that our previous stockholders received 1.35 shares of our Class B common stock for each share of Class A redeemable common stock that they held prior to the reclassification and a single share of our Class M common stock. Accordingly, shares and per-share data were retroactively restated in the financial statements subsequent to the reclassification to reflect the reclassification as if it were effective at the start of the first period being presented in the financial statements.

(2) In 2007, we updated gross dollar volume (GDV) to exclude commercial funds transfers in China, which are generally transactions that facilitate the transfer of funds between bank branches but do not involve traditional cash withdrawals or balance transfers. Data for 2006 and 2005 have been restated to be consistent with this approach.

(3) The data set forth for processed transactions represents all transactions processed by MasterCard, including PIN-based online debit transactions. In 2006, we updated our transaction detail to remove certain online debit transactions that did not result in a flow of funds, for example, balance inquiry or failed transactions. Management determined that it would be more appropriate to exclude such transactions from the processed transactions calculation. The processed transactions in 2005 have been restated to be consistent with the calculation of processed transactions in 2006. Revenue has not been impacted by this change.

*Note that figures in this table may not sum due to rounding.



"We are strongly committed to reducing reliance on cash and cheques in favour of more secure — and more efficient — electronic payments."

Richard Haythornthwaite
Chairman of the Board of Directors

>Dear Fellow Shareholders:

Leadership is what MasterCard is all about. In 2007, we continued to find new ways to deliver enhanced value to our constituents — customer financial institutions, merchants and cardholders — while delivering very strong results for our shareholders. Thanks to the contributions of our employees, it was one of our most successful years.

2007 was remarkable for MasterCard not only in terms of our performance, but also in terms of the many ways in which we continued to strengthen our organisation. As chairman, I am greatly enthused by what I see at MasterCard: strong customer and merchant relationships; powerful, global payment brands; innovative payment solutions; an exceptional processing platform; a knowledgeable and diverse employee base; and a unified global structure and strategy that enable us to capture opportunities all over the world.

These strengths set us apart in an industry that continues to evolve, and MasterCard is leading the way in this transformation. From our 2006 transition to a publicly traded company, to our leadership position in new payment solutions like MasterCard *PayPass,* to our pioneering knowledge leadership insights and reports, MasterCard is a driving force in the payments revolution. We are delivering increased value to our customers and merchant partners and are changing the way consumers and businesses pay for everything that matters.

In fact, MasterCard is so engrained in everyday life that many take our role for granted. To understand our true value, consider a world *without* electronic payments. Without MasterCard — our brands, global network and market insights — many aspects of modern commerce would be significantly impacted.

While we deliver tremendous value to all constituents, we also face some challenges to our business. For example, there are regulatory initiatives that seek to impose rules and price controls that would hamper our ability to compete and invest. We believe such legislation or regulation would be counterproductive for all stakeholders. This type of intervention restricts our ability to advance commerce through the speed, convenience and security offered by electronic payments and is detrimental to consumers and the global economy at large.

Indeed, experience tells us that the competition and innovation that come from free and dynamic markets result in greater choice and cost savings for consumers. We are committed to ensuring that our products remain competitive and continue to benefit the institutions that issue them, the merchants that accept them and the consumers and businesses that rely on them.

In countries and regions around the world, MasterCard has opened new acceptance channels, offering greater efficiencies both within and across borders. We are strongly committed to reducing reliance on cash and cheques in favour of more secure — and more efficient — electronic payments. MasterCard will remain a driving force in the payments revolution, leading the effort to advance commerce globally.

Richard Haythornthwaite
Chairman of the Board of Directors
London, United Kingdom
April 2008



"Underlying our accomplishments is the talent and drive of our people, all of whom contributed to our success in 2007."

Robert W. Selander
President and Chief Executive Officer

>Dear Fellow Shareholders:

Whenever I ask customers what they look for in choosing a business partner, the answer has little to do with size and much to do with value. At MasterCard, we deliver that value through our people. It's about the knowledge and insights we bring to the table, our unique and powerful consulting capabilities and our dedicated account teams delivering customized solutions — all of this together.

Our success is driven by the roles we play at *The Heart of Commerce*™ — as visionaries, advisors, partners, advocates, ambassadors, trailblazers and, above all, as catalysts for change and growth. With the world accelerating toward electronic payments, our employees deliver more value than ever: driving sales and efficiencies for merchants, convenience and satisfaction for consumers, better control and compliance for businesses and, of course, growth opportunities for our customer financial institutions. Clearly, our employees drove our performance in 2007.

The Value We Deliver Shows in Our Results

In 2007, MasterCard revenue was $4.1 billion, a 22.3 percent increase from $3.3 billion in the previous year. We generated net income of $1.0 billion for the year, or $7.58 per share, on a diluted basis, compared with $457 million, or $3.37 per share, in 2006[1]. Our 2007 results include after-tax gains of $254 million, or $1.87 per share on a diluted basis, from sales of the company's investment in Redecard.

In terms of our operating performance, we generated worldwide gross dollar volume (GDV) of $2.3 trillion, up 14.4 percent in local currency terms over 2006. Also in 2007, worldwide purchase volume rose 15.7 percent in local currency terms, to $1.7 trillion, driven by increased cardholder spending on a growing number of our cards. At the end of the year, our customer financial institutions had issued 916 million MasterCard® cards, a 12.6 percent increase over cards that had been issued at the end of 2006. In addition, the Maestro® brand mark appeared on approximately 653 million cards worldwide at the end of 2007. Meanwhile, transactions processed across the MasterCard network reached 18.7 billion during 2007 — an increase of 16.2 percent from the previous year.

Of particular note was the extent to which overall growth continued to be driven by rapidly expanding acceptance and usage outside the United States. For the first time, just over half of our revenue came from non-U.S. markets as we accelerated the global expansion of electronic payments.

Our Strong Relationships Drive Business

At the heart of our strategy is our commitment to build deep relationships with our customers. MasterCard account teams are comprised of subject-matter experts in consulting, marketing, processing, product and technology. The composition of each team is tailored to the specific needs of each customer, with a goal to drive profitable growth for customers and, in turn, for MasterCard.

At the same time, MasterCard is fostering close relationships with merchants, whether by increasing efficiency, devising rewards programs or developing co-branded alliances.

(1) Net income and earnings per share, each of which excludes special items, are non-U.S. GAAP financial measures that are reconciled to their most directly comparable U.S. GAAP measures in the financial table on the inside back cover.

Gross Dollar Volume
($ billions)


$1,655
$1,922
$2,276
05
06
07

Net Revenue
($ millions)


$2,938
$3,326
$4,068
05
06
07

Processed Transactions
(millions)


13,733
16,137
18,748
05
06
07

Net Income[1]
($ millions)


$317
$457
$1,029
05
06
07

Of course, most of our value to merchant partners is the simple fact that MasterCard connects them to millions of cardholders worldwide who use our cards wherever they go and for nearly anything they buy. Consider our sponsorship of the Great Singapore Sale, one of Asia's most popular destination shopping events. As the official card, MasterCard adds energy and impetus by promoting the event to cardholders across the region and around the world. The result in 2007: a nearly 50 percent jump in spending by MasterCard cardholders.

The vast majority of payments are still made with cash and checks, representing a tremendous opportunity for MasterCard and our customers. To embrace this opportunity, we continue to extend our presence throughout the world, whether by increasing acceptance in fast-growing markets, opening new acceptance channels such as taxi cabs and vending machines, or pioneering next-generation payment methods.

In Brazil, for example, our *100% Municípios* program, designed to expand acceptance in remote areas, has enabled merchants in nearly 450 additional cities and towns to accept payments with credit or debit MasterCard cards, making our acceptance footprint unrivaled in the country.

Around the world, MasterCard cardholders shop, travel and make payments with the confidence that they'll find acceptance at more than 25 million locations.

MasterCard also is a driving force in protecting the integrity of the global payments environment. Our efforts include promoting wide adoption of data protection standards, delivering advanced fraud management solutions and educating stakeholders through forums. One example is the fifth annual MasterCard Worldwide Global Risk Management Symposium, which drew industry thought leaders and risk professionals from banks, security vendors and law enforcement.

Our Global Structure Enables Local Solutions

At MasterCard, we're proud of our unified, global organization, which makes us a valuable ally to customers wherever they do business. This structure enhances our ability to provide insights on regional markets, use global assets to capture local opportunities and transfer best practices and proven programs from one region to another. Importantly, our unique global structure makes it easier to leverage powerful assets such as our technology and brands.

Through our advanced global processing network, we process transactions in approximately 210 countries and territories and in more than 160 currencies. Our authorization network is designed to automatically adapt to the individual needs of each transaction, blending the speed and redundancy of peer-to-peer networking with the real-time availability of value-added services provided from a central site. We believe our system is unique, offering distinct advantages over networks deployed by our competitors and enabling us to provide our customers around the world with quality, scalable processing that is consistently reliable and secure.

Equally important, our global structure also allows us to best meet the demands of growing cross-border commerce. In this regard, MasterCard has been particularly active in

> Brand Power

MasterCard brands help drive growth for customers and merchant partners worldwide, whether through co-branding opportunities, targeted rewards or sponsorship of global destination events. In 2007, our *Priceless* campaign continued to power brand recognition everywhere. By the end of the year, it had run in 51 languages and 110 countries, bolstering its reputation as one of the most successful — and influential — campaigns in marketing history. In fact, it was awarded the 2007 Gold Effie® Award for Sustained Success.

Scaling Sydney's dizzying heights. Priceless.



Europe, where countries are creating a uniform cardholder experience across SEPA, the Single Euro Payments Area. MasterCard created a solution that combines the best features of national schemes with the most advanced global payments technology, and it continues to be well received by customers as they strive to achieve SEPA compliance. At this stage, customers throughout Europe are in the process of migrating to Maestro, our global online debit program. In addition, domestic transactions on all cards issued with the Maestro logo can now be routed through our network should an acquirer or merchant choose to do so. As a result, we currently process some of the domestic transactions on more than 140 million cards bearing both the domestic and Maestro brands across the region.

At the same time, our global structure makes it easier to capitalize on the power of our brands and sponsorship properties. To this end, we work with our business partners to develop programs that drive preference and usage in markets around the world. In 2007, we marked the tenth anniversary of the MasterCard *Priceless*® advertising platform, one of the largest and most successful brand-building programs of all time. Having appeared in 51 languages and 110 countries, *Priceless* continues to resonate with consumers while delivering value for customers and merchant partners alike.

Our Innovations Empower Savvy Consumers and Businesses Everywhere

As we expand geographically, we capture transactions through innovative new payment forms, chief among them MasterCard *PayPass*®, the world's leading *Tap & Go*® quick-pay solution. Whether in the form of a card, key fob, bracelet, wristwatch or enabled in a mobile phone, *PayPass* is being embraced in markets worldwide.

PayPass is a strong example of how we are leading the payments revolution. Our organization's unified global structure enables us to swiftly adapt successes in one region to meet the emerging needs of others. As an illustration, in 2007 we launched Europe's first co-branded *PayPass* program in France with Banque Accord and prominent retailer Auchan.

During the year we also advanced mobile phone payment technology to enable consumers to make purchases, pay bills online and manage their accounts. Working with telecom companies on six continents, we continue to build new payments platforms for consumers on the go.

More than ever, we're using our insights to help issuers develop customized programs tailored to appeal to specific geographic, demographic and economic markets.

Cardholders around the world are enjoying the benefits of our premium card programs. In total, our issuers launched more than 125 affluent card programs in 2007 — each crafted to appeal to a specific segment or region. For example, in Indonesia, luxury comes in the form of the ANZ Black *World* MasterCard card, tailored to appeal to the country's entrepreneurial elite.

In the United States, we launched the Unique Experiences program for *World* MasterCard and *World Elite*® cardholders, delivering access to the best shops, spas and destinations and the "best seats in the house" through an exclusive, easy-to-use online reservation system. In addition, art lovers can now follow their passion with the Sotheby's *World* and *World Elite* MasterCard cards, which offer exclusive access to events, exhibitions and artists' studios, and the ability to apply rewards points to support their favorite museums.

The year 2007 also saw the introduction of Product Graduation, a true "account for life" solution. This patent-pending innovation conveniently enables cardholders to retain their 16-digit account numbers as they migrate within certain consumer and commercial card programs.

Our innovative solutions also extend to business cardholders — from small business owners to executives of major corporations. In 2007, we launched the *World* MasterCard for Business™ program in both the United States and Singapore, offering the exclusive service and premium

>Global Insights

The *MasterCard Worldwide Centers of Commerce* program — a groundbreaking global initiative — ranks the world's top 50 cities that drive the global economy. The research effort was undertaken by a panel of economists and experts in urban development and social science, including (pictured below, left to right):

Maurice D. Levi
Bank of Montreal Professor of International Finance, University of British Columbia, Canada

Peter J. Taylor
Codirector, Globalization and World Cities Research Group and Network, Loughborough University, U.K.

William Lever
Emeritus Professor of Urban Studies, University of Glasgow, Scotland

Michael Goldberg
Professor Emeritus, Sauder School of Business, University of British Columbia, Canada

Anthony Pellegrini
Partner/Director of the Urban and Infrastructure Policy and Finance Practice, Centennial Group, Washington, D.C., U.S.A.

Yuwa Hedrick-Wong
Economic Advisor, Asia/Pacific, MasterCard Worldwide, Singapore

Manu Bhaskaran
Partner/Head, Economic Research, Centennial Group, Singapore

Saskia Sassen
Helen and Robert Lynd Professor of Sociology, Committee on Global Thought and Department of Sociology, Columbia University, New York, U.S.A. Centennial Visiting Professor, London School of Economics, U.K.

Fan Gang
Director, National Economic Research Institute, Beijing, China



rewards that entrepreneurs and executives seek. In the United States, we also launched the *MasterCard Easy Savings*™ program for small business, delivering automatic savings at car rental agencies, restaurants, airlines and hotels, as well as on printing, shipping and business services. Our research shows that *MasterCard Easy Savings* is exactly what small business owners want — a simple way to save on their business expenditures. For customers, it's another way to build activation, loyalty and usage, which is why more than 30 major financial institutions have signed on. At the same time, the program offers valuable benefits for merchants by attracting new and sought-after small business customers.

Increasingly, companies conduct business globally and need solutions that provide a comprehensive view of their business expenses. The MasterCard Multinational Corporate Program leverages our industry-leading, global data network for this purpose, allowing companies to manage and optimize expenses while increasing control and compliance.

With *MasterCard smartdata.gen2*™, we are also helping businesses of all sizes control costs, drive profits and improve compliance. This proprietary, Web-based expense and information management solution provides businesses with integrated, global expense spending analysis, unmatched flexibility and multiple robust reporting options so they can better manage their expenditures.

Another important development was the introduction of MasterCard inControl™. This platform empowers issuers to offer a wider set of customized products — emphasizing advanced transaction controls — for consumers, businesses, corporations and government agencies. In this way, MasterCard inControl expands the value proposition that MasterCard provides to issuers.

Throughout 2007, we moved forward with many other initiatives, including programs to address significant opportunities in healthcare, consumer bill payment and expanded use of prepaid cards by governments, businesses and consumers. By replacing paper-based forms of payment with more efficient and secure solutions, our innovations continue to revolutionize the way commerce is conducted around the world.

Our Knowledge and Insights Spotlight Trends and Opportunities

We believe that in the last decade we have worked harder — and smarter — than any competitor to leverage a wealth of intellectual capital gained through the billions of transactions processed. Our ability to apply market intelligence on a customer's behalf — or deliver insights through widely followed studies, publications and reports — is a clear differentiator for our organization.


CINE

>Consumer Education

In 2007, we continued to support consumer education initiatives in regions around the world, with programs in place in Australia, Canada, China, Japan, New Zealand, South Africa and the United States. We also introduced new programs in India and Russia. Meanwhile, our online education program, *Consumo Intelligente*™ (Smart Spending), was launched in Mexico, and its counterpart, *Consumidor Consciente*,™ was launched in Brazil. These programs underscore our commitment to educating consumers on the responsible use of debit, credit and prepaid products.

Last year, for instance, we proudly launched a groundbreaking research project, the *MasterCard Worldwide Centers of Commerce*™ program. This unique initiative brought together an international panel of experts who delivered insights into the growing importance of urban centers and their influence on the global economy. An important component of the program is the *Worldwide Centers of Commerce Index*, which ranks and tracks the top 50 cities driving global commerce. This was accompanied by the *Dynamics of Global Cities and Global Commerce* report, which provides in-depth commentary on the forces that link and shape commerce around the world. Our research and insights are available to all of our customers and are helping many of them shape their growing businesses.

Beyond our reports and research initiatives, our wealth of knowledge and expertise is also delivered through MasterCard Advisors®, the only global professional services organization in the payments industry. For MasterCard, this group has become a strong and growing differentiator, helping customers worldwide build increasingly profitable payment programs. Clients include some of the most important financial institutions in the world, from Citi and JPMorgan Chase to The Royal Bank of Scotland and the Bank of China. This market acceptance validates our strategy of building deeper relationships with customers by combining knowledge and insights with our most innovative, profitable payments solutions.

In addition to offering consulting and information services, MasterCard Advisors provides industry-leading rewards services and card benefits and handles more than 3.5 million service calls annually on behalf of customers.

MasterCard Advisors also continued to publish *SpendingPulse*®,[1] a subscription-based U.S. consumer spending report that reflects aggregate sales activity in the MasterCard payments network coupled with estimates for all other payment forms such as cash and checks. In 2007, *SpendingPulse* was expanded to include reporting of U.S. gasoline demand and U.K. retail spending. This data provides key intelligence on consumer spending — ahead of the release of government figures — and is closely followed by issuers, merchants, analysts, the media and others.

Finally, in a major effort to provide our customers with direct actionable insights, MasterCard Advisors rolled out Comparative Cardholder Dynamics. Drawing on opinions from more than 50,000 U.S. consumers, this study provides our customers with unique perspectives on consumer attitudes to better understand payment trends and areas of opportunity. These insights enable our customers to benchmark against competitors and develop successful marketplace strategies.

Our Dynamic People Lead at All Levels

Underlying our accomplishments is the talent and drive of our people, all of whom contributed to our success in 2007. In an age of global commerce, having a diverse and inclusive workforce is a key business driver and continues to be among our greatest priorities. As a company, we can lead the way only if our people lead at all levels.

That's why we continue to invest in programs that foster leadership, teamwork, diversity and innovation across the organization. In fact, MasterCard was again named to the "Training Top 125" list by *Training* magazine, which recognizes the best global companies for employer-sponsored training and development.

(1) *SpendingPulse* is based on aggregate sales activity in the MasterCard payments network, coupled with estimates for all other payment forms, including cash and checks. Please note that *SpendingPulse* does not represent MasterCard financial performance.

> *Tap & Go* Leadership


paypass

MasterCard *PayPass* strengthened its lead among quick-pay solutions as both consumers and merchants embraced its speed and convenience over cash. By year's end, cardholders were using more than 23 million *PayPass* cards and devices, while merchant locations worldwide surpassed 95,000. *PayPass* programs and pilots were under way in 22 countries including Canada, France, Italy, Korea, Spain, Switzerland and Taiwan. Major commercial launches last year included market firsts in China with the Industrial and Commercial Bank of China and the United Kingdom with The Royal Bank of Scotland. In the United States, new participating merchants included Office Depot and BP, and across Canada, restaurant chain Tim Hortons now accepts MasterCard, including *PayPass* technology.

In 2007, we rotated a number of our top executives to new positions, with the aim of broadening their expertise by increasing cross-functional and international exposure.

In addition, we are committed to having a positive impact on a world that is increasingly interconnected and driven by global economic forces. This means, for example, creating consumer education programs that increase financial management skills to enable current and future cardholders to use debit and credit wisely.

It also means standing squarely behind a range of broader educational and philanthropic initiatives, whether strongly supporting academic scholarship funds for minority students in the United States or working with Junior Achievement to fund the JA Global Marketplace program, to help students in 22 countries understand the impact of international trade and the global economy. Employees around the world regularly volunteer their time and efforts for a broad range of causes, giving back to the communities in which we do business.

Guiding our organization is a dynamic Board of Directors with broad functional experience. I thank Norman C. McLuskie and Manoel Luiz Ferrão de Amorim, both of whom left the Board in 2007. We are deeply appreciative of their service. We also welcome two new Board members, Silvio Barzi, Executive Vice President of UniCredit Group in Italy, and José Octavio Reyes Lagunes, President, Latin America Group, The Coca-Cola Company. These individuals not only bring strong expertise but also add further dimension to a Board that is already rich in international representation.

We Are Committed to Advancing Commerce Globally

The last few years have been nothing short of transformational for our company. We've expanded worldwide, grown our brands and consulting capabilities, strengthened our global processing platform and developed more innovative products and solutions. Notably, our 2006 initial public offering was a defining event for the payments industry. In the course of these achievements, we've made it clear that MasterCard is a unique player in the market and a valuable ally to customers and merchant partners worldwide.

We intend to capitalize on the advantages that set us apart, enabling us to combine the power of our brands, technology and insights to make commerce faster, more secure and more valuable for everyone.

In addition, we will find new ways to broaden and deepen relationships, helping customers optimize portfolios and enter new markets while delivering greater value to merchants.

Increasingly, customers and merchants look to us to drive opportunities for growth, while consumers seek simpler, safer, more convenient ways to pay. As a true catalyst at the heart of commerce, MasterCard is leading the way.

Robert W. Selander
President and Chief Executive Officer
Purchase, New York, U.S.A.
April 2008

> **MasterCard** Board of Directors














Top row, from left to right: Silvio Barzi, Bernard S. Y. Fung, Nancy J. Karch, Mark Schwartz
Middle row, from left to right: David R. Carlucci, Richard Haythornthwaite, Marc Olivié, Robert W. Selander
Bottom row, from left to right: Steven J. Freiberg, Tan Teong Hean, José Octavio Reyes Lagunes, Edward Suning Tian

Silvio Barzi [1]
Executive Vice President
UniCredit Group

David R. Carlucci [2 (Chair)]
Chairman, President and
Chief Executive Officer
IMS Health Inc.

Steven J. Freiberg
Chief Executive Officer, Global Cards
Citigroup

Bernard S. Y. Fung [2]
Chairman and
Chief Executive Officer
Aon Asia Pacific Region

Richard Haythornthwaite [1, 3 (Chair)]
Partner
Star Capital Partners Limited
Chairman
MasterCard Incorporated

Tan Teong Hean [2]
Chairman
Southern Capital Management

Nancy J. Karch [1, 3]
Director Emeritus
McKinsey & Company

Marc Olivié [1, 2]
Chief Executive Officer
MRO Management BVBA

José Octavio Reyes Lagunes [2]
President, Latin America Group
The Coca-Cola Company

Mark Schwartz [1 (Chair), 3]
Chairman
MissionPoint Capital Partners LLC
Co-Founder
New Silk Route Partners LLC

Robert W. Selander
President and Chief Executive Officer
MasterCard Incorporated

Edward Suning Tian [3]
Chairman
China Broadband
Capital Partners, L.P.

(1) Audit Committee
(2) Human Resources and Compensation Committee
(3) Nominating and Corporate Governance Committee

> **MasterCard** Executive Committee



From left to right: Michael W. Michl, Martina Hund-Mejean, Alan J. Heuer, Robert W. Selander, Chris A. McWilton, Noah J. Hanft, Walter M. Macnee, Gary J. Flood

Gary J. Flood
President, Products and Services

Noah J. Hanft
General Counsel, Chief Franchise Officer and Corporate Secretary

Alan J. Heuer
Vice Chairman

Martina Hund-Mejean
Chief Financial Officer

Walter M. Macnee
President, Global Markets

Chris A. McWilton
President, Global Accounts

Michael W. Michl
Chief Administrative Officer

Robert W. Selander
President and Chief Executive Officer

> **MasterCard** Information and Resources

Global and Regional Offices

Global Headquarters
2000 Purchase Street
Purchase, New York 10577 U.S.A.
Telephone: 1.914.249.2000

Global Technology and Operations
St. Louis, Missouri, U.S.A.

Asia/Pacific Regional Headquarters
Singapore

Canada Regional Headquarters
Toronto, Ontario, Canada

Europe Regional Headquarters
Waterloo, Belgium

Latin America and Caribbean Regional Headquarters
Miami, Florida, U.S.A.

U.S. Regional Headquarters
Purchase, New York, U.S.A.

South Asia, Middle East and Africa Regional Headquarters
Dubai, United Arab Emirates

Shareholder Information

Investor Relations
1.914.249.4565
investor_relations@mastercard.com

Shareholder Information
Copies of the company's Annual Report on Form 10-K and Form 10-Q reports as filed with the U.S. Securities and Exchange Commission (SEC) are available upon request from the company.

Visit our website, www.mastercardworldwide.com, for updated news releases, stock performance, financial reports, recent investments, community presentations, SEC filings, corporate governance and other investor information.

Annual Shareholders' Meeting
The 2008 Annual Meeting of Shareholders of MasterCard Incorporated will be held on Tuesday, June 3, 10 a.m., at the MasterCard Corporate Headquarters, 2000 Purchase Street, Purchase, New York.

Stock Listing and Symbol
New York Stock Exchange
Symbol: MA

Transfer Agent
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Independent Registered Public Accounting Firm
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New York, New York

Stock Performance

The graph to the right and the table below compare the cumulative total stockholder return of MasterCard Incorporated Class A common stock, the S&P 500 Index and the S&P Financial Index for the period beginning on the close of trading on the New York Stock Exchange (NYSE) on May 25, 2006, and ending on the close of trading on the NYSE on December 31, 2007. The graph assumes a $100 investment in our Class A common stock and each of the indices, and the reinvestment of dividends. MasterCard Incorporated's Class B common stock and Class M common stock are not publicly traded or listed on any exchange or dealer quotation system.


Stock Performance Graph
$500
400
300
200
100
0
5/25/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
$470
$116
$90
MasterCard Incorporated
S&P 500 Index
S&P Financial Index

	5/25/06	6/06	9/06	12/06	3/07	6/07	9/07	12/07
MasterCard Incorporated	100.00	104.35	152.93	214.37	231.44	362.18	323.09	470.34
S&P 500	100.00	97.25	102.76	109.65	110.35	117.28	119.66	115.67
S&P Financials	100.00	95.72	103.37	110.65	107.51	109.78	105.11	90.04

This annual report contains forward-looking information pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the ability of MasterCard to lead the way in the payments industry, advance commerce around the world, deliver value to all constituents, create strong relationships that drive business, leverage its global structure to enable local solutions, create innovations that drive commerce, spotlight trends and opportunities and lead at all levels. Although MasterCard believes that its expectations are based on reasonable assumptions, it can give no assurance that its objectives will be achieved. Actual results may differ materially from such forward-looking statements for a number of reasons, including changes in financial condition, estimates, expectations or assumptions, or changes in general economic or industry conditions, or other circumstances such as those set forth in MasterCard Incorporated's filings with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that it has filed with the SEC. MasterCard disclaims any obligation to update publicly or revise any forward-looking information. On June 20, 2007, MasterCard Incorporated filed with the New York Stock Exchange (NYSE) its Annual CEO Certification pursuant to Section 303A.12(a) of the NYSE Listed Company Manual.

Reconciliation to Net Income, Earnings Per Share and Total Operating Expenses*

($ million)	For the year ended 12/31/07 Actual	Special Items	As Adjusted	For the year ended 12/31/06 Actual	Special Items	As Adjusted	Year-Over-Year Growth As Adjusted
Revenues, Net	**$ 4,068**	**—**	**$ 4,068**	$ 3,326	—	$ 3,326	22.3%
Operating Expenses							
General and Administrative	**1,758**	**—**	**1,758**	1,505	—	1,505	16.8%
Advertising and Marketing	**1,080**	**—**	**1,080**	1,052	—	1,052	2.7%
Litigation Settlements	**3**	**3[1]**	**—**	25	25[1]	—	—
Charitable Contributions to The MasterCard Foundation	**20**	**—**	**20[2]**	415	395[3]	20[2]	—
Depreciation and Amortization	**98**	**—**	**98**	100	—	100	(2.0)%
Total Operating Expenses	**2,959**	**3**	**2,956**	3,097	420	2,677	10.4%
Operating Income	**1,108**	**3**	**1,111**	229	420	649	71.2%
Operating Margin	**27.2%**	**—**	**27.3%**	6.9%	—	19.5%	7.8 ppt
Other Income (expense)							
Investment Income, Net	**530**	**—**	**530**	125	(7)[4]	118	349.2%
Interest Expense	**(57)**	**—**	**(57)**	(61)	—	(61)	(6.6)%
Other Income, Net	**90**	**90[5]**	**—**	1	—	1	NM
Total Other Income (expense)	**563**	**90**	**473**	65	(7)	58	715.5%
Income before Income Taxes	**1,671**	**(87)**	**1,584**	294	413	707	124.0%
Income Tax Expense	**586**	**30**	**556**	244	6	250	122.4%
Net Income	**$ 1,086**	**$ (57)**	**$ 1,029**	$ 50	$ 407	$ 457	125.2%
Basic Net Income per Share	**$ 8.05**	**$(0.42)**	**$ 7.63**	$ 0.37	$ 3.00	$ 3.37	126.4%
Diluted Net Income per Share	**$ 8.00**	**$(0.42)**	**$ 7.58**	$ 0.37	$ 3.00	$ 3.37	124.9%

(1) Litigation settlements
(2) Contribution of cash to The MasterCard Foundation
(3) Contribution of stock to The MasterCard Foundation
(4) Interest income on IPO proceeds held for redemption
(5) Other income related to a settlement agreement to discontinue the company's sponsorship of the 2010 and 2014 World Cup soccer events

NM = not meaningful

*Note that figures in the table may not sum due to rounding.

FSC Mixed Sources

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Sandy Alexander Inc., an ISO 14001:2004 certified printer with Forest Stewardship Council (FSC) Chain of Custody Certification, printed this report with the use of certified renewable wind energy, resulting in nearly zero volatile organic compound (VOC) emissions.

The report is printed on Green Power Utopia U1X, a recycled paper that contains a minimum of 10% post-consumer fiber and is made from fiber sourced from well-managed forests and other controlled wood sources. The paper is independently certified by SmartWood, a program of the Rainforest Alliance, to the Forest Stewardship Council standards. It is manufactured with renewable energy in the form of wind, hydro and biogas.





Yvette Oh
Strategic Planning and Corporate Services, Asia/Pacific, Middle East and Africa

Carolyn Balfany
Product Deployment, United States





Andy Rush, Product Sales, Europe

Sabrina McNair
Worldwide Communications



Leading the way

As a global payments company, MasterCard places high value on maintaining a richly diverse and widely inclusive workforce — one that is comprised of individuals who understand the subtleties of doing business in countries around the world. We believe that each employee plays a critical role in our success. Through their talent and drive, MasterCard continues to lead the way in the industry.

Main image: Shuan Ghaidan, Product Delivery, Asia/Pacific

Back cover: Mario Perez (left) and Gabriel Alvarez, Business Development, Latin America and Caribbean



>www.mastercardworldwide.com


END
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